Exhibit 99.1

Rule 4.7B

Appendix 4C

Quarterly report for entities subject to Listing Rule 4.7B

Introduced 31/03/00 Amended 30/09/01, 24/10/05, 17/12/10, 01/09/16

Name of entity

Mesoblast Limited

ABN	Quarter ended (“current quarter”)
68 109 431 870	30 September 2016

Consolidated statement of cash flows

		Current quarter	Year to date (3 months)
		US$ '000	US$ '000
1	Cash flows from operating activities
1.1	Receipts from customers	361	361
1.2	Payments for:
	(a) research and development	(9,404)	(9,404)
	(b) manufacturing commercialisation	(5,738)	(5,738)
	(c) advertising and marketing	—	—
	(d) leased assets	—	—
	(e) staff costs	(2,437)	(2,437)
	(f) other expenses from ordinary activities	(3,407)	(3,407)
	(g) other:
	- intellectual property portfolio expenses	(383)	(383)
1.3	Dividends received (see note 3)	—	—
1.4	Interest received	181	181
1.5	Interest and other costs of finance paid	—	—
1.6	Income taxes paid	—	—
1.7	Government grants and tax incentives	—	—
1.8	Other (provide details if material)	—	—
1.9	Net cash from / (used in) operating activities	(20,827)	(20,827)

		Current quarter	Year to date (3 months)
		US$ '000	US$ '000
2	Cash flows from investing activities
2.1	Payment to acquire:
	(a) property, plant and equipment	(290)	(290)
	(b) businesses (see item 10)	—	—
	(c) investments	—	—
	(d) intellectual property	—	—
	(e) other non-current assets	—	—
2.2	Proceeds from disposal of:
	(a) property, plant and equipment	—	—
	(b) businesses (see item 10)	—	—
	(c) investments	—	—
	(d) intellectual property	—	—
	(e) other non-current assets	—	—
2.3	Cash flows from loans to other entities	—	—
2.4	Dividends received (see note 3)	—	—
2.5	Other (provide details if material)	—	—
2.6	Net cash from / (used in) investing activities	(290)	(290)

Appendix 4C

Quarterly report for entities subject to Listing Rule 4.7B

		Current quarter	Year to date (3 months)
		US$ '000	US$ '000
3	Cash flows related to financing activities
3.1	Proceeds from issues of shares	—	—
3.2	Proceeds from issue of convertible notes	—	—
3.3	Proceeds from exercise of share options	—	—
3.4	Transaction costs related to issues of shares, convertible notes or options	(55)	(55)
3.5	Proceeds from borrowings	—	—
3.6	Repayment of borrowings	—	—
3.7	Transaction costs related to loans and borrowings	—	—
3.8	Dividends paid	—	—
3.9	Other (provide details if material)	—	—
3.10	Net cash from / (used in) financing activities	(55)	(55)

		Current quarter	Year to date (3 months)
		US$ '000	US$ '000
4	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of quarter/year to date	80,937	80,937
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(20,827)	(20,827)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(290)	(290)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	(55)	(55)
4.5	Exchange rate adjustments to item 1.21	590	590
4.6	Cash and cash equivalents at end of quarter	60,355	60,355

		Current quarter	Previous quarter
		US$ '000	US$ '000
5	Reconciliation of cash and cash equivalents
	at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts
5.1	Bank balances	7,194	10,687
5.2	Call deposits	43,096	58,969
5.3	Bank overdrafts	—	—
5.4	Other (Term deposits)	10,065	11,281
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	60,355	80,937

Current quarter
US$ '000
6	Payments to directors of the entity and their associates
6.1	Aggregate amount of payments to these parties included in item 1.2	409
6.2	Aggregate amount of cash flow from loans to these parties included in item 2.3	—
6.3	Include below any explanation necessary to understand the transactions included in items 6.1 and 6.2
Payment to directors (for the current quarter) = $409k

+ See chapter 19 for defined terms.

01/09/2016 Appendix 4C Page 2

Appendix 4C

Quarterly report for entities subject to Listing Rule 4.7B

Current quarter
US$ '000
7	Payments to related entities of the entity and their associates
7.1	Aggregate amount of payments to these parties included in item 1.2	—
7.2	Aggregate amount of cash flow from loans to these parties included in item 2.3	—
7.3	Include below any explanation necessary to understand the transactions included in items 7.1 and 7.2 not applicable

		Amount available	Amount used
		US$ '000	US$ '000
8	Financing facilities available
Add notes as necessary for an understanding of the position
8.1	Loan facilities	—	—
8.2	Credit standby arrangements	—	—
8.3	Other (please specify)	—	—
8.4

Include below a description of each facility above, including the lender, interest rate and whether it is secured or unsecured. If any additional facilities have been entered into or are proposed to be entered into after quarter end, include details of those facilities as well.

not applicable

		US$ '000
9	Estimated cash outflows for next quarter
9.1	Research and development	(10,730)
9.2	Manufacturing commercialisation	(6,870)
9.3	Advertising and marketing	—
9.4	Leased assets	—
9.5	Staff costs	(2,029)
9.6	Other expenses from ordinary activities	(2,584)
9.7	Other (provide details if material):
	(a) Other working capital	(2,000)
	(b) Intellectual property portfolio expenses	(651)
9.8	Total estimated cash outflows(1)(2)	(24,864)

(1)

Expected one-off costs: Expected research and development and manufacturing commercialisation costs for the next quarter (1 October to 31 December 2016) comprise a number of large, one-off payments. The majority of these payments relate to absorbing the incremental costs of the MPC-150-IM Phase 3 program in advanced chronic heart failure. These payments are not expected to be incurred in subsequent quarters.

(2)

Potential effect of corporate activities on cash reserves at the end of next quarter: Mesoblast is in advanced negotiations with selected pharmaceutical companies with respect to potential partnering of certain Tier 1 product candidates. Mesoblast’s Tier 1 product candidates are MPC-150-IM for chronic heart failure, MPC-06-ID for chronic low back pain and MSC-100-IV for graft versus host disease, all in ongoing Phase 3 clinical trials, and MPC-300-IV for biologic refractory rheumatoid arthritis and for diabetic nephropathy, both in Phase 2. Currently, negotiations are advanced but a binding transaction has not yet been entered into. If Mesoblast enters into a binding transaction in the second quarter of this financial year, Mesoblast expects that one effect of the transaction would be that its cash reserves would be likely to increase. Mesoblast does not make any representation or give any assurance that such a binding transaction will be entered into by the Company. Mesoblast has established an equity facility for up to A$120 million/US$90 million over 36 months, to be used at its discretion, to provide additional funds as required.

+ See chapter 19 for defined terms.

01/09/2016Appendix 4C Page 3

Appendix 4C

Quarterly report for entities subject to Listing Rule 4.7B

		Acquisitions	Disposals
		US$ '000	US$ '000
10	Acquisitions and disposals of business entities
(items 2.1(b) and 2.2(b) above)
10.1	Name of entity	—	—
10.2	Place of incorporation or registration	—	—
10.3	Consideration for acquisition or disposal	—	—
10.4	Total net assets	—	—
10.5	Nature of business	—	—

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Sign here:/s/ Charlie HarrisonDate: 31 October 2016

(Company Secretary)

Print name:Charlie Harrison

+ See chapter 19 for defined terms.

01/09/2016 Appendix 4C Page 4

Appendix 4C

Quarterly report for entities subject to Listing Rule 4.7B

Notes

1.

The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position. An entity that wishes to disclose additional information is encouraged to do so, in a note or notes included in or attached to this report.

2.

If this quarterly report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

+ See chapter 19 for defined terms.

01/09/2016Appendix 4C Page 5